UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d - 1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d - 2(a)1

TerrAscend Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

88105E108

(CUSIP Number)

JW Asset Management, LLC,
1051 N. Venetian Drive
Miami Beach, FL 33139

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d -1(e), 13d -1(f) or 13d -1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d -7(b) for other parties to whom copies are to be sent.

________________________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105E108	13D/A	Page 2 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW PARTNERS, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	57,621,892
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	57,621,892
11.	aggregate amount beneficially owned by each reporting person	57,621,892
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	20.06%
14.	type of reporting person (See Instructions) PN

CUSIP No. 88105E108	13D/A	Page 3 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW OPPORTUNITIES MASTER FUND, LTD.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization CAYMAN ISLANDS
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	22,352,516
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	22,352,516
11.	aggregate amount beneficially owned by each reporting person	22,352,516
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	7.78%
14.	type of reporting person (See Instructions) CO

CUSIP No. 88105E108	13D/A	Page 4 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW ASSET MANAGEMENT, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	97,846,954
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	97,846,954
11.	aggregate amount beneficially owned by each reporting person	97,846,954
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	34.06%
14.	type of reporting person (See Instructions) OO; IA

CUSIP No. 88105E108	13D/A	Page 5 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JW GP, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization DELAWARE, UNITED STATES OF AMERICA
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	97,686,970
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	97,686,970
11.	aggregate amount beneficially owned by each reporting person	97,686,970
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	34.01%
14.	type of reporting person (See Instructions) OO

CUSIP No. 88105E108	13D/A	Page 6 of 10 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JASON G. WILD
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds PF; OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power	3,043,800
beneficially owned by	8.	shared voting power	97,846,954
each reporting	9.	sole dispositive power	3,043,800
person with:	10.	shared dispositive power	97,846,954
11.	aggregate amount beneficially owned by each reporting person	100,890,754
12.	check box if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (11)	35.12%
14.	type of reporting person (See Instructions) IN

CUSIP No. 88105E108	13D/A	Page 7 of 10 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is TerrAscend Corp. (the “Issuer”).
(b)	(b) The address of the Issuer’s principal executive offices is 77 City Centre Drive, Suite 501, Mississauga, Ontario, L5B 1M5.

This Schedule 13D/A (the “Schedule”) relates to the common shares, with no par value (“Common Shares”), of the Issuer and amends and supplements the Schedule 13D dated May 31, 2023 (as amended) filed by the Reporting Persons. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule 13D. Except as set forth herein and any previous amendment, the Schedule 13D is unmodified.

ITEM 4. Purpose of Transaction

In December 2023, 7,129,517 warrants, exercisable for 7,129,517 Common Shares, with exercise prices substantially in excess of the market value of the Common Shares expired and were forfeited when funds advised by JW Asset Management, LLC did not exercise their respective purchase rights.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) JWP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 57,621,892 Common Shares as of December 31, 2023, which represent 20.06% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 57,621,892

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 57,621,892

JWO may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 22,352,516 Common Shares as of December 31, 2023, which represent 7.78% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 22,352,516

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 22,352,516

CUSIP No. 88105E108	13D/A	Page 8 of 10 Pages

The Advisor may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 97,846,954 Common Shares as of December 31, 2023, which represent 34.06% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 97,846,954

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 97,846,954

The General Partner may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 97,686,970 Common Shares as of December 31, 2023, which represent 34.01% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 97,686,970

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 97,686,970

Wild may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 100,890,754 Common Shares as of December 31, 2023, which represent 35.12% of the Issuer’s outstanding Common Shares.

(i) Sole power to vote or direct vote: 3,043,800

(ii) Shared power to vote or direct vote: 97,846,954

(iii) Sole power to dispose of or direct the disposition: 3,043,800

(iv) Shared power to dispose of or direct the disposition: 97,846,954

CUSIP No. 88105E108	13D/A	Page 9 of 10 Pages

For purposes of calculating the percentages set forth in this Item 5, the number of Common Shares outstanding is assumed to be the aggregate of 287,270,514, according to the Form 10-Q filed by the Issuer on November 8, 2023.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. See Exhibit 2 of Schedule 13D.

(c)	In the past sixty days, the Reporting Persons effected no transactions in the Common Shares other than as set forth in the following table:

Date	Name of Reporting Person Effecting the Transaction	No. of Shares	Description of Transaction	Price Per Share
11/15/23	Jason G. Wild	15,000	Directly acquired by Wild in open market transactions.	$1.5578
11/17/23	Jason G. Wild	18,200	Directly acquired by Wild in open market transactions.	$1.55149
11/20/23	Jason G. Wild	12,000	Directly acquired by Wild in open market transactions.	$1.4928
12/4/23	Jason G. Wild	15,000	Directly acquired by Wild in open market transactions.	$1.5804
12/6/23	Jason G. Wild	10,000	Directly acquired by Wild in open market transactions.	$1.5855
12/11/23	Jason G. Wild	10,000	Directly acquired by Wild in open market transactions.	$1.531
12/18/23	Jason G. Wild	15,000	Directly acquired by Wild in open market transactions.	$1.3884
12/22/23	Jason G. Wild	12,000	Directly acquired by Wild in open market transactions.	$1.4570
12/31/23	Jason G. Wild	294,117	RSUs held by Wild vested.	N/A

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, except for the matters described in the Schedule 13D (as amended), this Schedule 13D/A, or as set forth below, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 88105E108	13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2024

JW PARTNERS, LP
By: JW GP, LLC, its General Partner

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW OPPORTUNITIES MASTER FUND, LTD.
By: JW GP, LLC, its Manager

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW GP, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JW ASSET MANAGEMENT, LLC
By: Jason G. Wild, its Managing Member

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

JASON G. WILD

/s/ Jason Klarreich
Jason Klarreich, Attorney-In-Fact

Pursuant to that certain Power of Attorney dated February 14, 2022 with respect to securities of TerrAscend Corp., the original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.